UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GLOBALNETCARE, INC.
(Name of Issuer)

Common Shares, par value $.001 per share

37937Q 10 2
(CUSIP Number)

FONDACTION CSN Pour La Cooperation et L’Emploi
2100 Boulevard de Maisonneuve est, Montreal, Quebec, Canada H2K 4S1
(514) 525-3370

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2000
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37937Q 10 2

1.      Name of Reporting Person
        SS or IRS Identification No. of above person (entities only)

                  FONDACTION CSN Pour La Cooperation et L'Emploi

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)___
                                                                     (b)___

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                00

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  ___

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Quebec, Canada

        NUMBER OF SHARES                   7.   SOLE VOTING POWER
        BENEFICIALLY OWNED                      6,000,000
        BY EACH REPORTING
        PERSON WITH                        8.   SHARED VOTING POWER
                                                -0-

                                           9.   SOLE DISPOSITIVE POWER
                                                6,000,000

                                           10.  SHARED DISPOSITIVE POWER
                                                -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,000,000

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* ___

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.1%

14.     TYPE OF REPORTING PERSON*
                EP

Item 1. Security and Issuer.

        This statement relates to beneficial ownership, as provided in Rule 13(d)-3 of the Securities and Exchange Commission, of common shares, $.001 par value per share (“Shares”), of GlobalNetCare, Inc., a Florida corporation (“GlobalNet”). The offices of GlobalNet are located at Suite 204, 65 Brunswick, Dollard Des Ormeaux, Quebec, Canada H9B 2N4.

Item 2. Identity and Background.

  This statement is filed by FONDACTION CSN Pour La Cooperation et L'Emploi (the "Fondaction").
  The Fondaction's business address is 2100 Boulevard de Maissonneuve est, Montreal, Quebec, Canada H2K 4S1
  The Fondaction is an employee benefit investment plan.
  During the past five years, the Fondaction has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
  During the past five years, the Fondaction has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  The Fondaction is organized under the law of Quebec, Canada.

Item 3. Source and Amount of Funds or Other Consideration.

        Reference is made to the information under the heading “SHARE EXCHANGE AGREEMENT - BUSINESSWAY COMPUTER CENTRE, INC. AND COR-BIT PERIPHERALS, INC.” appearing under “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION” appearing in the Form 10-QSB of GlobalNet for the period ended June 30, 2000, as filed with the Securities and Exchange Commission (the “Acquisition Information”), and the Acquisition Information is hereby incorporated by reference.

        Under the terms of the acquisition described in the Acquisition Information (the “Acquisition”), GlobalNet issued 6,000,000 of its Special Voting Shares (“Special Voting Shares”) to the Fondaction, and 3739007 Canada Ltd. issued 6,000,000 of its Class “A” Preference Shares (“Preferred Shares”) as consideration for the exchange of 458,424 shares of Cor-bit Peripherals Inc. (“Cor-bit”) owned by the Fondaction.

Item 4. Purpose of Transaction.

        The transaction described in the Acquisition Information (the “Acquisition”) was entered into for the purpose of investing in the Special Voting Shares and the Preferred Shares and for the purpose of pursuing the business of Cor-bit as a manufacturer and wholesaler of its computers under the name “Cor-bit”, and as a developer of internet software that includes an online store, an auction website, a business to business model and data based software for products, and an access based inventory management software link that can be used as a just-in-time management tool. Cor-bit sells its computers at a wholesale level to BusinessWay Computer Centre, Inc. (“Businessway”) who retails the computers through Businessway’s chain of retail franchise stores. GlobalNet did not acquire the franchise retail operations of Businessway, which will be retained by the principals of Businessway.

        As a result of the Acquisition, Faris Heddo became President, Chief Executive Officer, and a Director of GlobalNet, and Michelle Scott (who is married to Mr. Heddo) became Vice-President, Secretary and a Director of GlobalNet. Mr. Heddo is the sole director and officer of Businessway, and Ms. Scott is the sole officer and director of Cor-bit. In connection with the closing of the Acquisition, Patrick Power and Nick Pedafronimos resigned as directors and officers of GlobalNet and its subsidiaries. Subject to obtaining necessary approvals and completing necessary filings, GlobalNet will change its name to “Businessway International Corp.”

        Under the terms of the Acquisition, Faris Heddo acquired 18,835,571 of the Registrant’s Special Voting Shares (“Special Voting Shares”) and 18,835,571 of the Subsidiary’s Class “A” Preference Shares (“Preferred Shares”) as consideration for the exchange of 1,439,113 shares of BusinessWay owned by him. Also under the terms of the Acquisition, the Registrant agreed to issue options to Mr. Heddo to purchase up to 600,000 of its Common Shares (“Shares”) at $.50 per share and to purchase up to 500,000 Shares at $1.00 per share (collectively, the “Heddo Option Rights”) as consideration for his agreement to serve as President, Chief Executive Officer, and a Director of the Registrant. Pursuant to the Heddo Option Rights, on September 12, 2000, the Registrant authorized the issuance of options to Mr. Heddo to purchase up to 100,000 Shares at a price of $.50 per share.

        As a result of the Acquisition, Mr. Heddo is deemed to own beneficially, as determined under the rules the Securities and Exchange Commission, 19,935,571 Shares. The Shares that are deemed to be beneficially owned by him include: 18,835,571 Preferred Shares (that are convertible into Shares on a one for one basis); 18,835,571 Special Voting Shares (that have voting rights equivalent to Shares and will be called by the Registrant upon the conversion of the Preferred Shares), and 1,100,000 Shares that may be acquired by Mr. Heddo upon the exercise of presently exercisable options that have been or will be issued to Mr. Heddo upon request under the Heddo Option Rights. The Shares deemed to be beneficially owned by Faris Heddo are deemed to be equivalent to 36.0% of the outstanding Shares of the Registrant as of September 12, 2000.

        Also under the terms of the Acquisition, Michele Scott acquired 13,088,320 Special Voting Shares and 13,088,320 Preferred Shares as consideration for the exchange of 1,000,000 shares of Cor-Bit owned by her. Under the terms of the Acquisition, the Registrant agreed to issue options to Ms. Scott to purchase up to 600,000 Shares at $.50 per share and to purchase up to 500,000 Shares at $1.00 per share (collectively, the “Scott Option Rights”) as consideration for her agreement to serve as Vice President, Secretary and a Director of the Registrant. Pursuant to the Scott Option Rights, on September 12, 2000, the Registrant authorized the issuance of options to Ms. Scott to purchase up to 150,000 Shares at a price of $.50 per share.

        As a result of the Acquisition, Ms. is deemed to own beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 14,188,320 Shares. The Shares that are deemed to be beneficially owned by her include: 13,088,320 Preferred Shares (that are convertible into Shares on a one for one basis); 13,088,320 Special Voting Shares (that have voting rights equivalent to Shares and will be called by the Registrant upon the conversion of the Preferred Shares), and 1,100,000 Shares that may be acquired by Ms. Scott upon the exercise of presently exercisable options that have been or will be issued to her upon request under the Scott Option Rights. The Shares deemed to be beneficially owned by Michele Scott are deemed to be equivalent to 25.6% of the outstanding Shares of the Registrant as of September 12, 2000.

        Under the terms of the Acquisition, Fondaction, acquired 6,000,000 Special Voting Shares and 6,000,000 Preferred Shares in exchange for 458,424 shares of Cor-Bit that were owned by it. As a result of the exchange, the Fondaction is deemed to own beneficially, under the rules of the Securities and Exchange Commission, 11.1% of the Shares deemed to be outstanding on September 12, 2000. Under an agreement among Faris Heddo, Michele Scott and the Fondaction, the Fondaction will have the right send a non voting observer to each meeting of the Board of Directors of the Registrant.

        The Fondaction holds its Preferred Shares and Special Voting Shares for long-term investment purposes. Nevertheless, it will continually evaluate the business, financial condition, and prospects of GlobalNet, the market price of the Shares, return on its investment, alternative investments, conditions in the economy and its need for liquidity in its investments with a view toward determining whether to hold, decrease, or increase its investment in Shares. From time to time, based upon this continuing evaluation, it may sell some or all of its Shares, or it may purchase additional Shares, at varying prices on the open market, in privately negotiated transactions, and/or through other transactions.

        Except as described above, the Fondaction has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company’s present capitalization or dividend policy; (v) any material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer.

  The Fondaction owns beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 6,000,000 Shares. The Shares that are deemed to be beneficially owned by the Fondaction include 6,000,000 Preferred Shares (that are convertible into Shares on a one for one basis) and 6,000,000 Special Voting Shares (that have voting rights equivalent to Shares and will be called by GlobalNet upon the conversion of the Preferred Shares).

  As of September 12, 2000, the Shares beneficially owned by the Fondaction are equivalent to 11.1% of the outstanding Shares of GlobalNet. For the purposes of this calculation of the outstanding Shares of GlobalNet, its outstanding shares on that date are deemed to include: 16,283,127 Shares that are issued and outstanding and 37,923,821 Special Voting Shares that are issued and outstanding and that have voting rights similar to Shares.
  The Fondaction has sole power to vote and dispose of the Shares beneficially owned by it.
  For a description of the terms under which the Fondaction acquired the Shares beneficially owned by it, see the Acquisition Information described above. Except as indicated in this Schedule 13D, the Fondaction has not effected any transactions in Shares during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Reference is made to the Acquistion Information described above, which is incorporated herein by reference.

Item 7. Material filed as Exhibits.

        Reference is made to Exhibit 10.1, "Share Exchange Agreement between the Company, 3739007 Canada Ltd., BusinessWay Computer Centre Inc., Cor-Bit Peripherals Inc., Michele Scott, Michele Scott, the Shareholders of Cor-Bit Peripherals Inc. and the Shareholders of BusinessWay Computer Centre Inc., dated for reference June 30, 2000," as filed with the Form 10-QSB of GlobalNet for the period ended June 30, 2000, is hereby incorporated herein as an exhibit to this Schedule 13D.

SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:             September 28, 2000                         FONDACTION CSN
                                                              Pour La Cooperation et L'Emploi

                                                              By:/s/ Regent Watier
                                                              Name:  Regent Watier
                                                              Title: Chief of Investment

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.